Exhibit 99.1

51job, Inc. Reports First Quarter 2020 Financial Results

SHANGHAI, May 7, 2020 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the first quarter of 2020 ended March 31, 2020.

First Quarter 2020 Financial Highlights:

•	Net revenues decreased 13.2% over Q1 2019 to RMB791.1 million (US$111.7 million)
•	Online recruitment services revenues decreased 10.8%
•	Other human resource related revenues decreased 18.2%
•	Income from operations was RMB170.0 million (US$24.0 million)
•	Fully diluted earnings per share was RMB3.02 (US$0.43)
•	Excluding share-based compensation expense, gain from foreign currency translation and change in fair value of equity securities investment, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share was RMB3.27 (US$0.46), which exceeded the Company’s expectations
•	Cash and short-term investments balance increased to RMB11,231.1 million (US$1,586.1 million) as of March 31, 2020

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, said, “Despite a decline in revenues and profitability in the first quarter that reflected the significant impact of the COVID-19 pandemic on economic activity and recruitment market demand in China, I’m very proud of how quickly our 51job team has rallied together to adapt to these unprecedented circumstances. Tapping into our large HR services ecosystem of innovative solutions and strategic partners, we are assisting and supporting employers, workers and job seekers in every possible way, including contactless services such as online job fairs, AI assessment and video interviewing. Although companies have resumed operations and employees have returned to work, the current market sentiment is still cautious and uncertain due to the ongoing pandemic and its unpredictable consequences on China and globally. But we have confidence in our proven business model, and with our ample financial resources, we remain committed to leading with high quality services, improving the user experience and driving operational excellence, all of which will position and strengthen 51job to capture more opportunities in the future.”

First Quarter 2020 Unaudited Financial Results

Net revenues for the first quarter ended March 31, 2020 were RMB791.1 million (US$111.7 million), a decrease of 13.2% from RMB911.9 million for the same quarter in 2019.

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51job, Inc. Reports First Quarter 2020 Financial Results May 7, 2020 Page 2

Online recruitment services revenues for the first quarter of 2020 were RMB547.0 million (US$77.3 million), representing a 10.8% decrease from RMB613.4 million for the same quarter of the prior year. The decline was due to the disruptive social and economic impact of the COVID-19 pandemic on companies in China, including temporary office and facility closures, travel restrictions and quarantines, which hindered business operations, reduced recruitment demand and curtailed employer spending on the Company’s online recruitment platforms in the first quarter of 2020.

Other human resource related revenues for the first quarter of 2020 decreased 18.2% to RMB244.1 million (US$34.5 million) from RMB298.5 million for the same quarter in 2019. The decrease was primarily due to fewer in-person training seminars and recruitment events conducted in the first quarter of 2020 as a result of the COVID-19 pandemic and the restrictions instituted on public gatherings.

Gross profit for the first quarter of 2020 was RMB536.8 million (US$75.8 million) compared with RMB662.5 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 67.9% in the first quarter of 2020 compared with 72.7% for the same quarter in 2019. The decrease in gross margin was primarily due to a lower level of revenues in the first quarter of 2020 while cost of services increased 2.0% from the year-ago quarter, mainly as a result of greater employee compensation expenses which were largely offset by less direct costs related to training and recruitment events.

Operating expenses for the first quarter of 2020 decreased 3.2% to RMB366.8 million (US$51.8 million) from RMB379.0 million for the same quarter in 2019. Sales and marketing expenses for the first quarter of 2020 decreased 4.3% to RMB276.2 million (US$39.0 million) from RMB288.7 million for the same quarter of the prior year primarily due to a decrease in performance-based bonuses and selling expenses, which was partially offset by greater spending on advertising and promotion activities. General and administrative expenses for the first quarter of 2020 were RMB90.6 million (US$12.8 million), slightly higher than RMB90.2 million for the same quarter of the prior year.

Income from operations for the first quarter of 2020 was RMB170.0 million (US$24.0 million) compared with RMB283.5 million for the first quarter of 2019. Operating margin, which is income from operations as a percentage of net revenues, was 21.5% in the first quarter of 2020 compared with 31.1% for the same quarter in 2019. Excluding share-based compensation expense, operating margin would have been 26.2% in the first quarter of 2020 compared with 34.3% for the same quarter in 2019.

The Company recognized a gain from foreign currency translation of RMB10.2 million (US$1.4 million) in the first quarter of 2020 compared with RMB13.8 million in the first quarter of 2019 primarily due to the impact of the change in exchange rate between the Renminbi and the U.S. dollar on the Company’s U.S. dollar cash deposits.

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51job, Inc. Reports First Quarter 2020 Financial Results May 7, 2020 Page 3

In the first quarter of 2020, the Company recognized a mark-to-market, non-cash gain of RMB9.9 million (US$1.4 million) associated with a change in fair value of equity securities investment in Huali University Group Limited, which is traded on the Hong Kong Stock Exchange.

Other income in the first quarter of 2020 included local government financial subsidies of RMB4.5 million (US$0.6 million) compared with RMB62.5 million in the first quarter of 2019.

Net income attributable to 51job for the first quarter of 2020 was RMB205.2 million (US$29.0 million) compared with net loss of RMB(84.8) million for the same quarter in 2019. Fully diluted earnings per share for the first quarter of 2020 was RMB3.02 (US$0.43) compared with loss per share of RMB(1.38) for the same quarter in 2019.

In the first quarter of 2020, total share-based compensation expense was RMB37.1 million (US$5.2 million) compared with RMB29.3 million in the first quarter of 2019.

Excluding share-based compensation expense, gain from foreign currency translation, and changes in fair value of equity securities investment and convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the first quarter of 2020 was RMB222.3 million (US$31.4 million) compared with RMB349.5 million for the first quarter of 2019. Non-GAAP adjusted fully diluted earnings per share was RMB3.27 (US$0.46) in the first quarter of 2020 compared with RMB5.33 in the first quarter of 2019.

As of March 31, 2020, cash and short-term investments totaled RMB11,231.1 million (US$1,586.1 million) compared with RMB9,940.6 million as of December 31, 2019.

Business Outlook

Based on current market and operating conditions, the Company’s net revenues target for the second quarter of 2020 is in the estimated range of RMB775 million to RMB825 million (US$109.5 million to US$116.5 million). Excluding share-based compensation expense, any gain or loss from foreign currency translation and any change in fair value of equity securities investment, as well as the related tax effect of these items, the Company’s non-GAAP fully diluted earnings target for the second quarter of 2020 is in the estimated range of RMB4.35 to RMB4.85 (US$0.61 to US$0.68) per share, which factors in the receipt of local government financial subsidies of approximately RMB120 million (US$17.4 million) in the second quarter of 2020. The Company expects total share-based compensation expense in the second quarter of 2020 to be in the estimated range of RMB37 million to RMB39 million (US$5.2 million to US$5.5 million). The above forecast reflects 51job’s current and preliminary view, which is subject to change and substantial uncertainty.

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51job, Inc. Reports First Quarter 2020 Financial Results May 7, 2020 Page 4

Guidance for earnings per share is provided on a non-GAAP basis due to the inherent difficulty in forecasting the future impact of certain items, such as gain/loss from foreign currency translation and change in fair value of equity securities investment. The Company is not able to provide a reconciliation of these non-GAAP items to expected reported GAAP earnings per share, without unreasonable efforts, due to the unknown effect and potential significance of such future impact.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB7.0808 to US$1.00, the noon buying rate on March 31, 2020 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

The Company’s management will hold a conference call at 9:00 p.m. Eastern Time on May 7, 2020 (9:00 a.m. Beijing / Hong Kong time zone on May 8, 2020) to discuss its first quarter 2020 financial results, operating performance and business outlook. To dial in to the call, please use the following telephone numbers:

US: +1-888-346-8982

International: +1-412-902-4272

Hong Kong: +852-3018-4992

Conference ID: 51job

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted net income attributable to 51job and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain from foreign currency translation, and changes in fair value of equity securities investment and convertible senior notes, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding gain from foreign currency translation, and changes in fair value of equity securities investment and convertible senior notes, as well as the related tax effect, from its non-GAAP financial measures is useful for its management and investors as such translation, mark-to-market gain or loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, gain from foreign currency translation, and changes in fair value of equity securities investment and convertible senior notes, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

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51job, Inc. Reports First Quarter 2020 Financial Results May 7, 2020 Page 5

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, http://www.51jingying.com, http://www.lagou.com, and http://www.51mdd.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, campus recruitment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide network of sales and service locations spanning more than 30 cities across China.

Contact

Linda Chien

Investor Relations, 51job, Inc.

Tel: +86-21-6879-6250

Email: ir@51job.com

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51job, Inc. Reports First Quarter 2020 Financial Results May 7, 2020 Page 6

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," “targets, "confident" and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; growth and trends of the human resource services industry in China; market acceptance of 51job’s products and services; competition in the industry; 51job’s ability to control costs and expenses; 51job’s ability to retain key personnel and attract new talent; relevant government policies and regulations relating to 51job’s industry, corporate structure and business operations; seasonality in the business; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; and fluctuations in general economic and business conditions in China and globally, including the impact of the coronavirus or other pandemic. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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51job, Inc. Reports First Quarter 2020 Financial Results May 7, 2020 Page 7

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	March 31, 2019	March 31, 2020	March 31, 2020
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	613,376	547,017	77,254
Other human resource related revenues	298,485	244,094	34,473

Net revenues	911,861	791,111	111,727
Cost of services (Note 2)	(249,364)	(254,303)	(35,914)

Gross profit	662,497	536,808	75,813

Operating expenses:
Sales and marketing (Note 3)	(288,728)	(276,192)	(39,006)
General and administrative (Note 4)	(90,243)	(90,642)	(12,801)

Total operating expenses	(378,971)	(366,834)	(51,807)

Income from operations	283,526	169,974	24,006

Gain from foreign currency translation	13,780	10,171	1,436
Interest and investment income, net	32,556	44,315	6,258
Change in fair value of equity securities investment	—	9,891	1,397
Change in fair value of convertible senior notes	(418,786)	—	—
Other income, net	62,328	4,335	612

Income (Loss) before income tax expense	(26,596)	238,686	33,709
Income tax expense	(60,056)	(36,771)	(5,193)

Net income (loss)	(86,652)	201,915	28,516
Net loss attributable to non-controlling interests	1,836	3,331	470

Net income (loss) attributable to 51job, Inc.	(84,816)	205,246	28,986

Net income (loss)	(86,652)	201,915	28,516
Other comprehensive income (loss)	(318)	308	43

Total comprehensive income (loss)	(86,970)	202,223	28,559

Earnings (Loss) per share:
Basic	(1.38)	3.07	0.43
Diluted (Note 5)	(1.38)	3.02	0.43

Weighted average number of common shares outstanding:
Basic	61,645,331	66,802,054	66,802,054
Diluted	61,645,331	68,005,680	68,005,680

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB7.0808 to US$1.00 on March 31, 2020 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Includes share-based compensation expense of RMB4,661 and RMB5,917 (US$836) for the three months ended March 31, 2019 and 2020, respectively.

(3) Includes share-based compensation expense of RMB4,007 and RMB5,087 (US$718) for the three months ended March 31, 2019 and 2020, respectively.

(4) Includes share-based compensation expense of RMB20,618 and RMB26,120 (US$3,689) for the three months ended March 31, 2019 and 2020, respectively.

(5) Diluted loss per share for the three months ended March 31, 2019 was calculated in accordance with the "if converted" method. The potential conversion of the convertible senior notes was excluded in the computation of diluted loss per share for the three months ended March 31, 2019 because the effect would be anti-dilutive. The impact of share options was also excluded in the computation of diluted loss per share for the three months ended March 31, 2019 because the effect would be anti-dilutive. On April 15, 2019, the convertible senior notes matured, and the note holders requested the conversion of the senior notes into 4,035,664 shares.

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51job, Inc. Reports First Quarter 2020 Financial Results May 7, 2020 Page 8

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	March 31, 2019	March 31, 2020	March 31, 2020
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income (loss) before income tax expense	(26,596)	238,686	33,709
Add: Share-based compensation	29,286	37,124	5,243
Less: Gain from foreign currency translation	(13,780)	(10,171)	(1,436)
Less: Change in fair value of equity securities investment	—	(9,891)	(1,397)
Add: Change in fair value of convertible senior notes	418,786	—	—
Non-GAAP income before income tax expense	407,696	255,748	36,119

GAAP income tax expense	(60,056)	(36,771)	(5,193)
Tax effect of non-GAAP line items	8	(31)	(4)
Non-GAAP income tax expense	(60,048)	(36,802)	(5,197)

Non-GAAP adjusted net income	347,648	218,946	30,922

Non-GAAP adjusted net income attributable to 51job, Inc.	349,484	222,277	31,392

Non-GAAP adjusted earnings per share:
Basic	5.67	3.33	0.47
Diluted (Note 2)	5.33	3.27	0.46

Weighted average number of common shares outstanding:
Basic	61,645,331	66,802,054	66,802,054
Diluted	67,336,334	68,005,680	68,005,680

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB7.0808 to US$1.00 on March 31, 2020 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Diluted earnings per share for the three months ended March 31, 2019 was calculated in accordance with the "if converted" method. This included the add-back of interest expense of RMB9,403 related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the three months ended March 31, 2019. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the three months ended March 31, 2019. On April 15, 2019, the convertible senior notes matured, and the note holders requested the conversion of the senior notes into 4,035,664 shares.

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51job, Inc. Reports First Quarter 2020 Financial Results May 7, 2020 Page 9

51job, Inc.

Consolidated Balance Sheets

	As of
	December 31, 2019	March 31, 2020	March 31, 2020
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

ASSETS

Current assets:
Cash	2,294,904	2,899,211	409,447
Restricted cash	66,169	3,085	436
Short-term investments	7,645,686	8,331,892	1,176,688
Accounts receivable (net of allowance of RMB21,952 and
RMB19,344 as of December 31, 2019 and March 31, 2020,
respectively)	266,437	211,017	29,801
Prepayments and other current assets	669,208	184,437	26,047

Total current assets	10,942,404	11,629,642	1,642,419

Non-current assets:
Long-term investments	1,482,544	1,495,713	211,235
Property and equipment, net	271,932	268,239	37,883
Goodwill	1,036,124	1,036,124	146,329
Intangible assets, net	203,162	192,612	27,202
Right-of-use assets	320,809	313,250	44,239
Other long-term assets	10,420	12,537	1,770
Deferred tax assets	22,147	24,527	3,464

Total non-current assets	3,347,138	3,343,002	472,122

Total assets	14,289,542	14,972,644	2,114,541

LIABILITIES, MEZZANINE EQUITY AND EQUITY

Current liabilities:
Accounts payable	48,114	75,234	10,625
Salary and employee related accrual	162,775	111,389	15,731
Taxes payable	267,596	131,891	18,627
Advance from customers	1,108,518	979,627	138,350
Lease liabilities, current	34,817	35,591	5,026
Other payables and accruals	1,211,642	1,924,001	271,721

Total current liabilities	2,833,462	3,257,733	460,080

Non-current liabilities:
Lease liabilities, non-current	50,763	45,775	6,465
Deferred tax liabilities	214,307	209,679	29,612

Total non-current liabilities	265,070	255,454	36,077

Total liabilities	3,098,532	3,513,187	496,157

Mezzanine equity:
Redeemable non-controlling interests	216,974	213,298	30,123

Shareholders' equity:
Common shares (US$0.0001 par value: 500,000,000 shares
authorized, 66,784,688 and 66,902,685 shares issued and
outstanding as of December 31, 2019 and March 31, 2020,
respectively)	53	54	8
Additional paid-in capital	4,901,466	4,967,497	701,545
Statutory reserves	17,930	17,930	2,532
Accumulated other comprehensive income	254,524	254,832	35,989
Retained earnings	5,774,358	5,979,604	844,481

Total 51job, Inc. shareholders' equity	10,948,331	11,219,917	1,584,555

Non-controlling interests	25,705	26,242	3,706

Total equity	10,974,036	11,246,159	1,588,261

Total liabilities, mezzanine equity and equity	14,289,542	14,972,644	2,114,541

Note (1): The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB7.0808 to US$1.00 on March 31, 2020 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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